BAKER & MCKENZIE

東京青山・青木・狛法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Koma Law Office
(Gaikokuho Joint Enterprise)
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13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

08000537

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Washington, DC

January 31, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Summary of Business Result for the Third Quarter ended December 31, 2007 dated January 31, 2008

PROCESSED
FEB 0 6 2008
THOMSON FINANCIAL

Thank you for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

Baker & McKenzie GJBJ Tokyo Aoyama Aoki Koma Law Office (Gaikokuho Joint Enterprise) is a member of Baker & McKenzie International, a Swiss Verein.

BELLUNA

RECEIVED
2008 FEB -5 A 10:-

Summary of Business Result
for the Third Quarter ended December 31, 2007

Date: January 31, 2008

Company name	BELLUNA CO., LTD.	Registered on the TSE1	
Stock code	9997	URL	http://www.belluna.co.jp
Representative person	Kiyoshi Yasuno, President and Representative Director		
Contact person	Ken Ooya, General Manager of Administration Division	TEL	(048) 771-7753

1. **Consolidated Business Results for 3rd quarter of FY March 2008 (April 1, 2007 – December 31, 2007)**

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
3Q ended Dec. 2007	95,541	1.1	9,502	-5.2	9,409	-8.4	5,232	-11.4
3Q ended Dec. 2006	94,510	5.4	10,027	9.1	10,276	5.8	5,905	2.8
FY ended Mar. 2007	129,912	-	12,122	-	12,622	-	7,141	-

FY	Net income per share	Diluted net income per share
	¥	¥
3Q ended Dec. 2007	100.28	92.75
3Q ended Dec. 2006	111.40	107.84
FY ended Mar. 2007	134.88	130.52

(Note) 1. Share split: 1:2 on April 1, 2006
2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of Dec. 2007	161,296	66,676	41.2	1,293.13
As of Dec. 2006	139,966	63,536	45.3	1,204.54
As of Mar. 2007	149,239	64,718	43.3	1,223.95

(3) Results of Cash Flows

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	¥ Million	¥ Million	¥ Million	¥ Million
3Q ended Dec. 2007	-8,499	-9,691	10,209	18,376
3Q ended Dec. 2006	-9,908	-7,369	14,051	16,977
FY ended Mar. 2007	-5,964	-8,539	20,703	26,385

2. **Dividends**

The Company pays no quarterly dividends.

3. Forecast of Consolidated Financial Performance in FY March 2008 (April 1, 2007 - March 31, 2008)

The Company does not revise the forecast disclosed on November 2, 2007.

4. Others

(1) Significant changes in scope of consolidation: None

(2) Simplified accounting method adopted: Yes

(3) Difference in accounting methods compared with most recent fiscal year: Yes

[Reference]

1. Sales by Business Segment

The Third Quarter of FY March 2007 (April 1, 2006 - December 31, 2006)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced finance	BOT	Karemu	Property	Other
Net Sales	60,286	21,686	6,218	1,445	2,603	1,166	1,276

	Sub total	Elimination and corporate	Consolidated total
Net Sales	94,682	-172	94,510

The Third Quarter of FY March 2008 (April 1, 2007 - December 31, 2007)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced finance	BOT	Karemu	Property	Other
Net Sales	56,233	21,368	7,708	1,884	4,148	2,964	1,515
Operating cost and expense	54,479	18,457	5,132	571	4,589	1,793	1,376
Operating income (or loss)	1,754	2,910	2,575	1,312	-441	1,171	138

	Sub total	Elimination and corporate	Consolidated total
Net Sales	95,822	-281	95,541
Operating cost and expense	86,400	-362	86,038
Operating income (or loss)	9,421	80	9,502

END

BELLUNA

FY March 2007 (April 1, 2006 - March 31, 2007)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced finance	BOT	Karemu	Property	Other
Net Sales	80,869	29,109	8,429	2,211	3,546	4,395	1,670
Operating cost and expense	78,492	25,368	6,023	375	3,855	2,549	1,544
Operating income (or loss)	2,377	3,741	2,405	1,836	-309	1,846	126

	Sub total	Elimination and corporate	Consolidated total
Net Sales	130,233	-320	129,912
Operating cost and expense	118,209	-418	117,790
Operating income (or loss)	12,024	97	12,122

(Note) Brackets of business segments;

1. Catalog Business: Mail order shopping services through catalogs, Internet, and other media.
2. Single-item Mail Order Business: specializing in certain areas, foods, cosmetics and health-foods, as a specialized mail order company
3. Advanced Finance Business: B to C loan services mainly targeting customers of Catalog Business, B to B mortgage loan and financial services in South Korea
4. BOT Business: Operation Trust Business including an enclosure charge business
5. Karemu Business: Sales of kimonos (Japanese traditional cloths) and kimono-related goods
6. Property Business: Real estate rental and development business, etc.
7. Other Business: Wholesale Business, etc.

(Note) This is summary translation of the original Japanese-language document. The forecasts contained in this material reflect the judgment of the information which the Company obtains as of the time of the preparation this material, and the assumption which is deemed reasonable by the Company. The actual results may differ from the forecasts caused by some factors.

- End-

END